Precision Wellness

Profit and Loss

January - August, 2024

	TOTAL
Income	
Services	8,649.80
Uncategorized Income	10,830.75
Total Income	**$19,480.55**
GROSS PROFIT	**$19,480.55**
Expenses	
Advertising & Marketing	670.15
Bank Charges & Fees	41.08
Car & Truck	582.04
Contractors	787.58
Interest Paid	-107.12
Job Supplies	2,327.04
Legal & Professional Services	124.95
Meals & Entertainment	408.94
Office Supplies & Software	12,372.57
Other Business Expenses	0.23
Payroll Expenses	
Taxes	1,038.03
Wages	9,520.00
Total Payroll Expenses	**10,558.03**
QuickBooks Payments Fees	10.00
Rent & Lease	3,608.00
Repairs & Maintenance	40.55
Square Fees	15.90
Taxes & Licenses	804.82
Travel	1,644.54
Utilities	691.76
Total Expenses	**$34,581.06**
NET OPERATING INCOME	**$ -15,100.51**
Other Expenses	
Other Miscellaneous Expense	75.00
Reconciliation Discrepancies	115.81
Total Other Expenses	**$190.81**
NET OTHER INCOME	**$ -190.81**
NET INCOME	**$ -15,291.32**

Precision Wellness

Balance Sheet
As of August 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
banking fees	-617.43
Cash on hand	1,220.00
Kabbage	12,954.14
Savings	7,593.62
SOSAB	
American Express	12,015.73
Total SOSAB	**12,015.73**
subcontractor	1,252.00
Total Bank Accounts	**$34,418.06**
Accounts Receivable	
Accounts Receivable (A/R)	-1,500.00
Total Accounts Receivable	**$ -1,500.00**
Other Current Assets	
Inventory Asset	2,138.59
Payroll Refunds	-317.75
Uncategorized Asset	89.74
Undeposited Funds	6,495.00
Total Other Current Assets	**$8,405.58**
Total Current Assets	**$41,323.64**
TOTAL ASSETS	**$41,323.64**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	2,466.46
Total Accounts Payable	**$2,466.46**
Credit Cards	
Credit Card	-97.00
First Premier	152.00

Precision Wellness

Balance Sheet

As of August 31, 2024

	TOTAL
Total Credit Cards	**$55.00**
Other Current Liabilities	
Direct Deposit Payable	0.00
Loan Payable - Life Asset	206.60
Payroll Liabilities	
DC Income Tax	0.00
DC Paid Family Leave	24.75
DC Unemployment Tax	243.00
Federal Taxes (941/943/944)	0.00
Federal Unemployment (940)	42.00
Total Payroll Liabilities	**309.75**
Sales Tax Payable	286.11
Tips	130.00
Total Other Current Liabilities	**$932.46**
Total Current Liabilities	**$3,453.92**
Total Liabilities	**$3,453.92**
Equity	
Opening Balance Equity	2,298.55
Owner's Investment	9,765.65
Owner's Pay & Personal Expenses	-4,235.88
Retained Earnings	45,332.72
Net Income	-15,291.32
Total Equity	**$37,869.72**
TOTAL LIABILITIES AND EQUITY	**$41,323.64**

Precision Wellness

Statement of Cash Flows
January - August, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-15,291.32
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-1,187.59
Payroll Refunds	317.75
Accounts Payable (A/P)	-150.00
Credit Card	-97.00
Direct Deposit Payable	0.00
Loan Payable - Life Asset	-905.38
Payroll Liabilities:DC Income Tax	0.00
Payroll Liabilities:DC Paid Family Leave	24.75
Payroll Liabilities:DC Unemployment Tax	243.00
Payroll Liabilities:Federal Taxes (941/943/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	42.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,712.47**
Net cash provided by operating activities	**$ -17,003.79**
FINANCING ACTIVITIES	
Opening Balance Equity	-128.00
Owner's Investment	300.00
Net cash provided by financing activities	**$172.00**
NET CASH INCREASE FOR PERIOD	**$ -16,831.79**
Cash at beginning of period	57,744.85
CASH AT END OF PERIOD	**$40,913.06**